UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Veritone, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
5291 California Avenue, Suite 350
Address of Principal Executive Office (Street and Number)
Irvine, CA 92617
City, State and Zip Code
PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
Veritone, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period primarily due to delays in finalizing the Company’s accounting determination of certain barter revenue transactions under ASC 606, which include (1) a non-monetary transaction in which the Company sold an on-premise software license in exchange for certain intangible rights with a contracted price of $13.0 million during the fourth quarter of fiscal year 2025 and (2) the estimated fair value associated with an on-premise software sale in the fiscal year ended December 31, 2025. The Company's ongoing accounting analysis of the estimated fair value associated with an on-premise software sale in the fiscal year ended December 31, 2025 may result in out-of-period adjustments, the largest of which may result in a reduction in revenue for the quarter ended September 30, 2025 of $1.5 million to $2.5 million, or 5.2% to 8.6%, of the total $29.1 million of revenue previously reported for such quarter. Management is evaluating the overall impact of the possible out-of-period adjustments and whether the previously issued financial statements for the quarters ended June 30, 2025 and September 30, 2025 may need to be revised or restated. Given the accounting complexity associated with these revenue transactions, the finalization of the accounting determination of the estimated fair value of these revenue transactions under ASC 606 has resulted in delays in the preparation of the Company’s consolidated financial statements for the fiscal year ended December 31, 2025 and, as a result, a delay in the filing of the Form 10-K.

The Company expects to file the Form 10-K as soon as possible, but by no later than the fifteenth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company provided preliminary, unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025 on March 26, 2026 (the “Press Release”), which Press Release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 26, 2026. The Company has updated its preliminary, unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025 in this Form 12b-25. The Company does not expect the financial results included in the Form 10-K, when filed, to reflect any material changes from the financial information included in this Form 12b-25.

However, because management’s review is ongoing, there can be no assurance that the financial results included in this Form 12b-25 will not change upon completion of the financial statements and filing of the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and such forward-looking statements are intended to be subject to the safe harbors created thereby. All statements made in this Form 12b-25 that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “continue,” “can,” “may,” “plans,” “potential,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, statements regarding the Company’s expectations of its results of operations for the quarter and year ended December 31, 2025, including expected revenue and net loss, and the drivers for the year-over-year changes to such results; the Company’s ability to continue to operate as a going concern; whether there will be material changes in the financial or other information included in the Form 10-K, when filed, relative to the information included in this Form 12b-25; the potential revision or restatement of the Company's previously reported financial results for the quarters ended June 30, 2025 and September 30, 2025; and the expected filing by the Company of the Form 10-K on or before the fifteenth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Exchange Act.
The forward-looking statements included herein represent management’s current expectations and assumptions based on information available as of the date of this Form 12b-25. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including but not limited to, the factors included under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2025, as well as other filings that the Company makes with the SEC from time to time. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date hereof.
Moreover, the Company operates in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for management to predict all risks and uncertainties, nor can management assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.
Except as required by law, the Company assumes no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are qualified by these cautionary statements.
PART IV— OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Michael L. Zemetra	888	507-1737
(Name)	(Area Code)	(Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company previously announced preliminary, unaudited results of operations for the quarter and year ended December 31, 2025 in the Press Release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on March 26, 2026. The Company hereby discloses updated preliminary, unaudited results of operations for the quarter and year ended December 31, 2025.
The Company expects revenue for the fourth quarter of 2025 of $18.1 million to $21.8 million, as compared to $22.4 million for the fourth quarter of 2024, primarily due to declines in software products and services and representation services revenue. The Company also expects total operating expenses for the fourth quarter of 2025 of $41.2 million, as compared to $43.5 million for the fourth quarter of 2024, primarily due to decreases in research and development expenses and general and administrative expenses, partially offset by an increase in sales and marketing expense. The Company expects operating loss for the fourth quarter of 2025 of $23.0 million to $19.7 million, as compared to $21.0 million for the fourth quarter of 2024.The Company expects loss from continuing operations before income tax for the fourth quarter of 2025 of $37.2 million to $33.9 million, as compared to $24.4 million driven by the year over year improvement in operating loss, offset by a one-time non-cash expense of $13.0 million associated with the acceleration of debt discount from the early retirement of the Company’s senior secured debt in Q4 2025. The Company expects net loss from continuing operations for the fourth quarter of 2025 of $36.7 million to $33.4 million, as compared to $24.3 million for the fourth quarter of 2024. The Company expects non-GAAP net loss from continuing operations for the fourth quarter of 2025 of $13.6 million to $10.3 million, as compared to $9.7 million for the fourth quarter of 2024. The Company expects net loss for the fourth quarter of 2025 of $36.7 million to $33.4 million, as compared to $31.8 million for the fourth quarter of 2024.
The Company expects revenue for 2025 of $93.7 million to $94.9 million, as compared to $92.6 million for 2024, primarily due to an increase in VDR and public sector software products and services revenue, partially offset by declines in representation services and Veritone Hire revenue. The Company also expects total operating expenses for 2025 of $173.5 million, as compared to $180.8 million for 2024, primarily due to decreases in research and development expenses and general and administrative expenses. The Company expects operating loss for 2025 of $79.8 million to $78.6 million, as compared to $88.2 million for 2024. The Company expects loss from continuing operations before income tax for 2025 of $110.3 million to $109.1 million, as compared to $100.2 million for 2024. The Company expects net loss from continuing operations for 2025 of $110.3 million to $109.1 million, as compared to $96.3 million for 2024. The Company expects non-GAAP net loss from continuing operations for 2025 of $39.2 million to $38.0 million , as compared to $40.8 million for 2024. The Company expects net loss for 2025 of $110.3 million to $109.1 million, as compared to $37.4 million for 2024.
The Company expects to report cash and cash equivalents at December 31, 2025 of approximately $27.4 million. Although the Company is continuing to review its financial condition, the Company expects that management will determine there is substantial doubt about the Company’s ability to continue as a going concern over the twelve months following the filing of its Annual Report on Form 10-K.

Veritone, Inc.
Preliminary Unaudited Consolidated Statements of Operations
(in millions, except for shares and earnings per share)

	Three Months Ended				Year Ended
(unaudited)	December 31, 2025			December 31, 2024	December 31, 2025			December 31, 2024
Revenue	$18.1	-	$21.8	$22.4	$93.7	-	$94.9	$92.6
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	5.8	-	6.1	7.6	29.7			27.3
Sales and marketing	11.0			8.4	42.7			39.8
Research and development	5.1			5.5	20.7			26.8
General and administrative	13.6			14.8	53.3			58.4
Depreciation and amortization	5.7			7.1	27.2			28.5
Total operating expenses	41.2		41.5	43.5	173.5			180.8
Operating loss	(23.0)	-	(19.7)	(21.0)	(79.8)	-	(78.6)	(88.2)
Interest expense, net	1.3			3.6	10.2			12.1
Loss on debt extinguishment	13.0			—	13.0			—
Other expense (income), net	(0.1)			(0.2)	7.5			(0.1)
Loss from continuing operations before income taxes	(37.2)	-	(33.9)	(24.4)	(110.5)	-	(109.3)	(100.2)
Benefit from income taxes	(0.5)			(0.1)	(0.2)			(3.9)
Net loss from continuing operations	(36.7)	-	(33.4)	(24.3)	(110.3)	-	(109.1)	(96.3)
Net income from discontinued operations, net of income taxes (inclusive of gain on sale of $66,553 for the year ended December 31, 2024)	—			56.1	—			58.9
Net (loss) income	$(36.7)	-	$(33.4)	$31.8	$(110.3)	-	$(109.1)	$(37.4)
Loss per share:
Loss per share from continuing operations, basic and diluted	$(0.41)	-	$(0.37)	$(0.64)	$(1.74)	-	$(1.72)	$(2.53)
Earnings per share from discontinued operations, basic and diluted	$—			$1.47	$—			$1.55
Loss per share, basic and diluted	$(0.41)	-	$(0.37)	$0.83	$(1.74)	-	$(1.72)	$(0.98)
Weighted-average common shares outstanding used in computing loss per share, basic and diluted	89,871,000			38,087,000	63,316,000			38,035,000
* Financial information for the three and twelve months ended December 31, 2025 is preliminary and is unaudited.

Veritone, Inc.
Reconciliation of Preliminary GAAP Net Loss to Preliminary Non-GAAP Net Loss (unaudited)
(in millions, except for shares and earnings per share)

Three Months Ended
December 31, 2025	December 31, 2024
Net income (loss)	$(36.7)	-	$(33.4)	$31.8
Net income (loss) from discontinued operations, net of income taxes	—	(56.1)
Interest expense, net	1.3	3.6
Income taxes	(0.5)	(0.1)
Depreciation and amortization	5.7	7.1
Stock-based compensation expense	1.6	2.0
Change in fair value of earnout receivable	0.5	(1.4)
Contingent purchase compensation expense	0.2	0.4
Foreign currency impact and other	(0.4)	1.1
Acquisition and due diligence costs	1.6	0.8
(Gain) Loss on asset disposition	—	—
Variable consultant performance bonus expense (1)	—	0.1
Severance and executive transition costs	0.4	1.0
Loss on debt extinguishment	13.0	—
Lender consent fees	—	—
Non-GAAP net loss from continuing operations	(13.6)	-	(10.3)	(9.7)
Non-GAAP net income from discontinued operations (2)	—	0.6
Non-GAAP net loss	$(13.6)	-	$(10.3)	$(9.1)

Weighted-average common shares outstanding used in computing adjusted earnings (loss) per share, basic and diluted	89,871,000	38,087,000

* Financial information for the three and twelve months ended December 31, 2025 is preliminary and is unaudited.
(1)Variable consultant performance bonus expense represents the bonus payments paid to Mr. Chad Steelberg as a result of his achievement of the performance goals pursuant to his consulting agreement with us.
(2)A reconciliation of non-GAAP net income from discontinued operations to GAAP net income from discontinued operations for the three months and year ended December 31, 2024 is set forth in the table below.

Veritone, Inc.
Reconciliation of Preliminary GAAP Net Loss to Preliminary Non-GAAP Net Loss (unaudited)
(in millions, except for shares and earnings per share)

Year Ended
December 31, 2025	December 31, 2024
Net income (loss)	$(110.3)	-	$(109.1)	$(37.4)
Net income (loss) from discontinued operations, net of income taxes	—	(58.9)
Interest expense, net	10.2	12.1
Income taxes	(0.2)	(3.9)
Depreciation and amortization	27.2	28.5
Stock-based compensation expense	6.7	7.7
Change in fair value of earnout receivable	7.7	(1.4)
Contingent purchase compensation expense	0.5	1.6
Foreign currency impact and other	(0.1)	1.1
Acquisition and due diligence costs	3.1	4.1
(Gain) Loss on asset disposition	—	0.2
Variable consultant performance bonus expense (1)	—	0.1
Severance and executive transition costs	2.0	5.4
Loss on debt extinguishment	13.0	—
Lender consent fees	1.0	—
Non-GAAP net loss from continuing operations	(39.2)	-	(38.0)	(40.8)
Non-GAAP net income from discontinued operations (2)	—	10.2
Non-GAAP net loss	$(39.2)	-	$(38.0)	$(30.7)
Weighted-average common shares outstanding used in computing adjusted earnings (loss) per share, basic and diluted	63,316,000	38,035,000

* Financial information for the three and twelve months ended December 31, 2025 is preliminary and is unaudited.
(1)Variable consultant performance bonus expense represents the bonus payments paid to Mr. Chad Steelberg as a result of his achievement of the performance goals pursuant to his consulting agreement with us.
(2)A reconciliation of non-GAAP net income from discontinued operations to GAAP net income from discontinued operations for the three months and year ended December 31, 2024 is set forth in the table below.

Veritone, Inc.
Reconciliation of GAAP Net Income from Discontinued Operations to Non-GAAP Net Income from Discontinued Operations (unaudited)
(in millions)

	Three Months Ended	Year Ended
	December 31, 2024	December 31, 2024
Net income (loss) from discontinued operations, net of income taxes	$56.1	$58.9
Interest expense, net	12.3	16.9
Income taxes	—	0.1
Depreciation and amortization	—	0.3
Stock-based compensation expense	0.2	0.4
Gain on sale	(67.9)	(66.5)
Severance and executive transition costs	—	0.1
Non-GAAP net income (loss) from discontinued operations	$0.6	$10.2

Veritone, Inc.
Reconciliation of Expected GAAP Net Loss Range to Expected Non-GAAP Net Loss Range (unaudited)
(in millions)

Year Ended
December 31, 2026
Net loss	$(53.8) to $(43.3)
Interest expense, net	$0.8
Depreciation and amortization	$22.5 to $21.5
Stock-based compensation	$6.5 to $6.0
Acquisition and due diligence costs	$1.5
Non-GAAP net loss	$(22.5) to $(13.5)

Veritone, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2026	By:	/s/ Michael L. Zemetra
Name: Michael L. Zemetra
Title: Executive Vice President, Chief Financial Officer and Treasurer